UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-A/A
POST-EFFECTIVE AMENDMENT NO. 3
FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR 12(g) OF THE
SECURITIES EXCHANGE ACT OF 1934
La Jolla Pharmaceutical Company

(Exact Name of Registrant as Specified in Charter)

Delaware	33-0361285

(State of Incorporation or Organization)	(IRS Employer Identification no.)

6455 Nancy Ridge Drive, San Diego, California	92121

(Address of Principal Executive Offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), please check the following box. ☐
If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), please check the following box. ☒
Securities Act registration statement file number to which this form relates: N/A
Securities to be registered pursuant to Section 12(g) of the Act:
Preferred Stock Purchase Rights

(Title of Class)

Item 1. Description of Registrant’s Securities to be Registered.
Item 2. Exhibits.
SIGNATURE

     The undersigned registrant hereby amends the following items, exhibits or other portions of its Application for Registration on Form 8-A filed December 4, 1998, as amended, as follows:
Item 1. Description of Registrant’s Securities to be Registered.
     The Board of Directors of La Jolla Pharmaceutical Company, a Delaware corporation (the “Corporation”) adopted Amendment No. 3 to Rights Agreement (the “Amendment”), effective as of March 1, 2006, to the Company’s existing Rights Agreement, dated December 3, 1998, as amended by the Amendment to Rights Agreement, effective as of July 21, 2000 and Amendment No. 2 to Rights Agreement, effective as of December 14, 2005 (as amended, the “Rights Agreement”), by and between the Corporation and American Stock Transfer & Trust Company, a New York corporation, as Rights Agent.
     The purpose of the Amendment was to amend the definition of “Acquiring Person” to permit Alejandro Gonzalez to invest up to a level of no more than 19% beneficial ownership, respectively, without triggering the Rights Agreement, as amended.
     Pursuant to the terms of the Rights Agreement, on November 19, 1998 (the “Rights Dividend Declaration Date”), the Board of Directors of the Corporation declared a dividend of one right (a “Right”) to purchase fractions of shares of its Series A Junior Participating Preferred Stock, having the rights, preferences, privileges and restrictions described in Paragraph K below (the “Preferred Stock”), and, under certain circumstances, other securities, for each outstanding share of the Corporation’s common stock, par value $0.01 per share (the “Common Stock”), to be distributed to stockholders of record at the close of business on December 18, 1998 (the “Record Date”).
     The description and terms of the Rights are set forth in the Rights Agreement, as amended. The following is a summary description of the Rights. The summary is intended to provide a general description only and is qualified in its entirety by reference to the Rights Agreement, Amendment No. 1 to Rights Agreement, Amendment No. 2 to Rights Agreement, and the Amendment, attached hereto as Exhibits 99.1, 99.2, 99.3 and 99.4, respectively.
A.	Issuance of the Rights
     Each share of Common Stock outstanding at the close of business on the Record Date will receive one Right. In addition, prior to the earliest of the Distribution Date, a Section 13 Event or the Expiration Date (as each is hereinafter defined), one additional Right (as such number may be adjusted pursuant to the provisions of the Rights Agreement) shall be issued with each share of Common Stock issued after the Record Date. Following the Distribution Date and prior to the expiration or redemption of the Rights, the Corporation will issue one Right (as such number may be adjusted pursuant to the provisions of the Rights Agreement) for each share of Common Stock issued pursuant to the exercise of stock options or under employee plans or upon the exercise, conversion or exchange of securities issued by the Corporation prior to the Distribution Date. A “Section 13 Event” shall mean any event in which (i) the Corporation merges or consolidates with another and the Corporation is not the surviving corporation; (ii) the Corporation merges or consolidates with another, the Corporation is the surviving corporation, and all or part of the Corporation’s common stock is exchanged for other securities, cash or property; or (iii) the Corporation sells or transfers more than 50% of its assets or earning power. The “Expiration Date” shall mean the earliest of (i) December 2, 2008; (ii) the date of redemption of the Rights; (iii) the date the Board orders an exchange of Rights; or (iv) the date of consummation of a tender offer approved as fair to and in the best interests of the Corporation and its stockholders and adequately priced with each stockholder receiving the same consideration per share in the same manner.
B.	Common Stock Certificates Represent the Rights Prior to the Distribution Date
     Prior to the Distribution Date (as hereinafter defined), no separate Rights certificates will be issued. Instead, the Rights will be evidenced by the certificates for the Common Stock to which they are attached and will be transferred with and only with such Common Stock certificates. The surrender for transfer of any certificates for Common Stock outstanding will also constitute the transfer of the Rights associated with the Common Stock represented by such certificate. New Common Stock certificates issued after the Record Date will contain a legend incorporating the Rights Agreement by reference.
C.	Distribution Date; Issuance of Rights Certificates
     The Rights will separate from the Common Stock and become exercisable and a Distribution Date will occur (the “Distribution Date”) upon the earlier of the close of business on the tenth day after (i) public announcement that a person or group of affiliated or associated persons has acquired beneficial ownership of 15% or more (or, in the case of State of Wisconsin Investment Board, one of the Corporation’s stockholders, 20% or more; or, in the case of Essex Woodlands Health Ventures Fund VI, L.P., 29% or more; or, in the case of Frazier Healthcare V, LP, 19% or more; or, in the case of Alejandro Gonzalez, 19% or more) of the outstanding shares of Common Stock (an “Acquiring Person”) or such earlier date as a majority of the directors shall become aware of the existence of an Acquiring Person (the “Stock Acquisition Date”), or (ii) the commencement of a tender or exchange offer by any person or group, if upon consummation thereof, such person or group of affiliated or associated persons would be the beneficial owner of 15% or more (or, in the case of State of Wisconsin Investment Board, 20% or more; or, in the case of Essex Woodlands Health Ventures Fund VI, L.P., 29% or more; or, in the case of Frazier Healthcare V, LP, 19% or more; or, in the case of Alejandro Gonzalez, 19% or more) of the shares of Common Stock then outstanding. Notwithstanding the foregoing, however, the trigger percentage expressed in clauses (i) and (ii) will not be triggered with respect to any stockholder of the Corporation beneficially owning as of the Rights Dividend Declaration Date) (together with such stockholder’s affiliated and associated persons) 15% or more of the shares of Common Stock outstanding as of December 3, 1998 (an “Original 15% Stockholder”) unless and until such Original 15% Stockholder (together with such stockholder’s affiliated and associated persons) shall, after the Rights Dividends Declaration Date, acquire additional shares of Common Stock without the prior approval of the Board of Directors of the Corporation and if, immediately following and giving effect to such acquisition, such Original 15% Stockholder (together with such stockholder’s affiliated and associated persons), is the beneficial owner of 15% or more of the shares of Common Stock then outstanding. As soon as practicable after the Distribution Date, Rights certificates will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date and, thereafter, the separate Rights certificates alone will represent the Rights.

D.	Exercise of the Rights
     1. Rights Initially Not Exercisable. Prior to the Distribution Date, the Rights are not exercisable.
     2. Exercise of the Rights to Purchase Preferred Stock of the Corporation. At any time after the Distribution Date but prior to the earlier of the expiration, exchange or redemption of the Rights, each Right may be exercised at the stated purchase price of $30 (subject to adjustment, the “Exercise Price”) for one one-thousandth of a share of the Preferred Stock; provided, however, that upon the occurrence of any of the events described below the Rights may no longer be exercised for the Preferred Stock and may only be exercised for certain other securities described below.
     3. Exercise of the Rights to Purchase Common Stock of the Corporation. In the event that at any time following the Rights Dividend Declaration Date, either (a) a person (other than an Original 15% Stockholder), alone or with affiliates, becomes the beneficial owner of 15% or more (or, in the case of State of Wisconsin Investment Board, 20% or more; or, in the case of Essex Woodlands Health Ventures Fund VI, L.P., 29% or more; or, in the case of Frazier Healthcare V, LP, 19% or more; or, in the case of Alejandro Gonzalez, 19% or more) of the then outstanding shares of the Corporation’s Common Stock or (b) an Original 15% Stockholder, alone or with such stockholder’s affiliated and associated persons, acquires additional shares of Common Stock without the prior approval of the Board of Directors of the Corporation and if, immediately following and giving effect to such acquisition, such Original 15% Stockholder is the beneficial owner of 15% or more of the then outstanding shares of Common Stock (in either case except pursuant to an offer for all outstanding shares of Common Stock which the Board of Directors determines to be fair to and otherwise in the best interests of the Corporation and its stockholders (a “Permitted Offer”)), then each holder of a Right will thereafter have the right to exercise the Right for Common Stock (or, in certain circumstances, cash, property or other securities of the Corporation) having a value equal to two times the Exercise Price of the Right. If the Corporation does not have sufficient Common Shares available for all Rights to be exercised, the Corporation may substitute for all or any portion of the Common Stock that would be issuable upon exercise of the Rights, cash, assets, or other securities having the same aggregate value as such Common Stock. The Rights are exercisable as described in this paragraph only after the Corporation’s right of redemption (as described below) has expired. Notwithstanding any of the foregoing, following the occurrence of the event set forth in this paragraph (a “Section 11(a)(ii) Event”), all Rights that are, or under certain circumstances specified in the Rights Agreement were, beneficially owned by an Acquiring Person will be null and void.
     4. Exercise of the Rights to Purchase Common Stock of An Acquiring Corporation. In the event that, at any time following the Stock Acquisition Date, (i) the Corporation is merged or consolidated with another company in a business combination transaction in which the Corporation is not the surviving corporation or in which the Corporation is the surviving corporation and all or part of the Common Stock of the Corporation is exchanged for stock of any other person, cash or any other property (other than a merger which follows a Permitted Offer), or (ii) more than 50% of the assets or earning power of the Corporation and its subsidiaries (taken as a whole) is sold or transferred, then each holder of a Right (except Rights which previously have been voided as set forth above) shall thereafter have the right to exercise the Right for common stock of the acquiring company having a value equal to two times the Exercise Price of the Right. (An event described in this paragraph is a “Section 13 Event.”)
     5. Adjustment of Number of Rights, Purchase Price and Number of Units of Preferred Stock. The Exercise Price payable and/or the number of shares of Preferred Stock or other securities or property issuable upon exercise of the Rights are subject to proportionate adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Stock, (ii) in the event holders of the Preferred Stock are granted certain rights or warrants to subscribe for Preferred Stock or convertible securities at less than the current market price of the Preferred Stock, or (iii) upon the distribution to holders of the Preferred Stock of evidences of indebtedness or assets (excluding certain cash dividends) or of subscription rights or warrants (other than those referred to above). If at any time after the Rights Dividend Declaration Date and prior to the Distribution Date the Corporation declares a stock dividend on, subdivides or combines the outstanding shares of Common Stock, the number of Rights associated with each share of Common Stock shall be proportionately adjusted.
E.	Fractional Rights and Fractional Shares
     The Corporation is generally not required to issue fractional Rights, fractions of shares of Preferred Stock (other than fractions which are integral multiples of one one-thousandth of a share), or fractions of shares of Common Stock and, in lieu thereof, an adjustment in cash will be made based on the market price of the Rights, Preferred Stock, or Common Stock, respectively.
F.	Redemption of the Rights
     In general, the Corporation may redeem all (but not less than all) of the Rights at a price of $.001 per Right (subject to adjustment to reflect stock splits, stock dividends, or similar transactions), at any time until the earlier of the tenth day following the Stock Acquisition Date or the close of business on December 2, 2008. This redemption period may be extended by the Board of Directors by amending the Rights Agreement as described in Paragraph H below prior to the time when the Rights become nonredeemable. The redemption price may be paid in cash, shares of Common Stock, or any other consideration the Board of Directors deems appropriate. Immediately upon the action of the Board of Directors ordering redemption of the Rights, the Rights will terminate and the only right of the holders of Rights will be to receive the $0.001 redemption price.
G.	Exchange of the Rights
     At any time after a Section 11(a)(ii) Event or a Section 13 Event and before any person or group acquires 50% or more of the outstanding Common Stock, the Board of Directors of the Corporation may cause the Corporation to exchange some or all of the outstanding and exercisable Rights for Common Stock at a one-to-one exchange ratio (appropriately adjusted to reflect stock splits, dividends or similar transactions). Rights may not be exercised after the Board orders their exchange. If there is not sufficient authorized unissued Common Stock to fund an exchange, the Board may fund the exchange through other consideration, including issuance of debt and/or equity. In addition, at any time before any person or group becomes an

Acquiring Person, the Board may exchange some or all of the Rights for rights of substantially equivalent value.
H.	Amendments
     Other than those provisions relating to the redemption price of the Rights, any of the provisions of the Rights Agreement may be supplemented or amended by the Board of Directors of the Corporation prior to the Distribution Date, without approval of the Rights holders, whether or not a supplement or amendment is adverse to the Rights holders. From and after the Distribution Date, any provisions of the Rights Agreement (other than those provisions relating to the redemption price of the Rights) may be amended by the Board of Directors in order to (i) cure any ambiguous, defective or inconsistent provision, (ii) shorten or lengthen any time period hereunder, or (iii) otherwise change a provision which the Board of Directors may deem necessary or desirable and which does not materially and adversely affect the interests of holders of Rights (other than any Acquiring Person); provided, the Rights Agreement may not be amended to (A) make the Rights again redeemable after the Rights have ceased to be redeemable, or (B) change any other time period unless such change is for the purpose of protecting, enhancing or clarifying the rights of, and/or the benefits to the holders of the Rights (other than any Acquiring Person).
I.	Expiration
     The Rights will expire upon the earliest to occur of the close of business on December 2, 2008, the exchange or redemption of the Rights by the Corporation, or the consummation of a Permitted Offer transaction followed by a merger or consolidation of the Corporation with another company in which all stockholders of the Corporation receive the same consideration and terms as in the Permitted Offer.
J.	No Stockholder Rights Prior to Exercise
     Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Corporation, including, without limitation, the right to vote or to receive dividends.
K.	Terms of the Preferred Stock
     The Corporation has initially reserved 75,000 shares of Preferred Stock for issuance upon exercise of the Rights, such number to be subject to adjustment from time to time in accordance with the Rights Agreement. The Preferred Stock will be nonredeemable. The dividend, liquidation and voting rights, and the rights upon consolidation or merger of the Preferred Stock are designed so that the value of the one one-thousandth interest in a share of Preferred Stock purchasable with each Right will approximate the value of one share of Common Stock. Each whole share of Preferred Stock will be entitled to receive a quarterly preferential dividend equal to the greater of $.25 or 1,000 times any dividend declared on the Common Stock. In the event of liquidation, the holders of the Preferred Stock will be entitled to receive a preferential liquidation payment of $1,000 per share plus the amount of accrued unpaid dividends thereon, the holders of the Common Stock will then be entitled to receive a liquidation payment equal to $1.00 per share (subject to proportionate adjustment to reflect stock splits, dividends or combinations), and the holders of the Preferred Stock and Common Stock will then share ratably in all assets remaining available for distribution to stockholders. Each share of Preferred Stock will have 1,000 votes (subject to proportionate adjustment to reflect stock splits, dividends and combinations), and will generally vote together with the Common Stock. Finally, in the event of any merger, consolidation or other transaction in which shares of Common Stock are exchanged for or changed into other stock or securities, cash and/or other property, each share of Preferred Stock will be entitled to receive 1,000 times the amount received per share of Common Stock (subject to proportionate adjustment to reflect stock splits, dividends and combinations).
L.	Anti-Takeover Effects
     The Rights are designed to protect and maximize the value of stockholders’ interests in the Corporation in the event of an unsolicited takeover attempt in a manner or on terms not approved by the Board of Directors. Takeover attempts frequently include coercive tactics to deprive the Board of Directors and stockholders of any real opportunity to determine the destiny of the Corporation. The Rights have been declared by the Board in order to deter such tactics, including a gradual accumulation in the open market of a 15% or greater position (or in the case of State of Wisconsin Investment Board, a 20% or greater position; or, in the case of Essex Woodlands Health Ventures Fund VI, L.P., 29% or greater position; or, in the case of Frazier Healthcare V, LP, 19% or greater position; or, in the case of Alejandro Gonzalez, 19% or greater position), followed by a merger or a partial or two-tier tender offer that does not treat all stockholders equally. These tactics can unfairly pressure stockholders, squeeze them out of their investment without giving them any real choice and deprive them of the full value of their shares.
     The Rights may be redeemed by the Corporation as described in Paragraph F, and accordingly, the Rights should not interfere with any merger or business combination approved by the Board of Directors.
     Issuance of the Rights does not weaken the Corporation or interfere with its business plans. The issuance of the Rights themselves has no dilutive effect, will not affect reported earnings per share, should not be taxable to the Corporation or to its stockholders, and will not change the way in which the Corporation’s shares are presently traded. The Corporation’s Board of Directors believes that the Rights represent a sound and reasonable means of addressing the complex issues of corporate policy created by the current takeover environment.
     However, the Rights may have the effect of rendering more difficult or discouraging an acquisition of the Corporation deemed undesirable by the Board of Directors. The Rights may cause substantial dilution to a person or group that attempts to acquire the Corporation on terms or in a manner not approved by the Corporation’s Board of Directors, except pursuant to an offer conditioned upon the negation, purchase or redemption of the Rights.

Item 2. Exhibits.

99.1	Rights Agreement dated as of December 3, 1998 between La Jolla Pharmaceutical Company and American Stock Transfer & Trust Company, as Rights Agent, which includes as Exhibit B thereto the Form of Rights Certificate to be distributed to holders of Rights after the Distribution Date (as that term is defined in the Rights Agreement) (incorporated by reference to Exhibit 99.1 to the Form 8-A (File No. 000-24274) filed by La Jolla Pharmaceutical Company on December 4, 1998).

99.2	Amendment to the Rights Agreement, effective as of July 21, 2000 (incorporated by reference to Exhibit 99.1 to the Form 8-K filed by La Jolla Pharmaceutical Company on January 26, 2001).

99.3	Amendment No. 2 to the Rights Agreement, effective as of December 14, 2005 (incorporated by reference to Exhibit 4.1 to the Form 8-K filed by La Jolla Pharmaceutical Company on December 16, 2005).

99.4	Amendment No. 3 to the Rights Agreement, effective as of March 1, 2006 (incorporated by reference to Exhibit 4.1 to the Form 8-K filed by La Jolla Pharmaceutical Company on March 1, 2006).

SIGNATURE
     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

LA JOLLA PHARMACEUTICAL COMPANY
Dated: March 1, 2006	By:	/s/ Gail A. Sloan
Gail A. Sloan
Vice President of Finance and Secretary